Mail Stop 4561

August 21, 2008

Via U.S. Mail and Facsimile 212.581.5690

Mr. David Horin
Chief Financial Officer
Rodman & Renshaw Capital Group, Inc.
1251 Avenue of the Americas
New York, NY 10020

> **Re:** **Rodman & Renshaw Capital Group, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed August 19, 2008**
> **File No. 1-33737**

Dear Mr. Horin:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant